Exhibit 99.1

Origin Agritech Announces a New Strategic Investor

BEIJING, October 22, 2018 /PRNewswire/ -- Origin Agritech Ltd. (NASDAQ: SEED) (the “Company” or “Origin”), an agriculture technology and rural e-commerce company, today announced that the Company entered into a Share Subscription Agreement with Longhan Investment Management, Co., Ldt (“Longhan”). Under this agreement, Longhan will purchase 1,397,680 Shares of the Company’s common stock for an aggregate purchase price of US$7,743,147.20.

As previously announced, Origin has entered a strategic cooperation agreement with Longhan, under which Origin and Longhan will work together to start the commercialization of Integrated Saline-Alkaline Land Reclamation (“ISALR”) technology in 2019, both in China and globally. Origin and Longhan will integrate seed treatment, soil treatment technologies and seed breeding & biotechnology, as well as Origin’s agricultural business platform. With Longhan’s investment into the Company’s stock, both Origin and Longhan plan to speed up the strategic cooperation and the commercialization process for the ISALR technology.

About Origin Agritech Limited

Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China'sleading agricultural technology and a rural social e-commerce company, expanding in mid-2018 from crop seed breeding and genetic improvement business to be a leading technology developer in new rural e-commerce platform and Blockchain technologies. In crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. For further information, please visit the Company's website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

Forward-Looking Statements

This communication contains "forward-looking statements" as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements address expected future business and financial performance and financial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward-looking statements address matters that are uncertain. Forward-looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates but involve a number of risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those discussed in forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the company's intellectual property rights; and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty or obligation to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact:

Xin Zhou
Phone: +86-10-58907556
Email: xin.zhou@originseed.com.cn

SOURCE: Origin Agritech Limited